

March 5, 2013

<u>Via E-mail</u>
Yulia Marach
President
Gelia Group, Corp.
Klenovy Blvd, 6-7
Moscow, Russia 115470

> **Re:** **Gelia Group, Corp.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed February 25, 2013**
> **File No. 333-186079**

Dear Ms. Marach:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. We note your response to comment 2 in our letter dated February 15, 2013, particularly your statement that you cannot be "classified as a company having no or nominal operations" for purposes of the definition of shell company in Rule 405 under the Securities Act. In this regard, we note your statements in support of this conclusion to the effect that management has "devoted a significant amount of time to form the company and to develop its business plan" and that subsequently the company has "executed a Referral Agreement with Alexey Hramtsov." Alone, without further information, these actions do not support the conclusion that your company cannot be classified as a shell company. To the contrary, these actions suggest that your company has no or only nominal operations. And given the nature of your assets, it would appear that your company is a shell company. If you have additional information that you believe disqualifies your company from being a shell company, please share it with us. Otherwise, please revise your prospectus to disclose that you are a shell company and

further disclose the consequences of that status, such as the restrictions on your ability to use registration statements on Form S-8, the limitations on the ability of your security holders to use Rule 144 and the potential reduced liquidity or illiquidity of your securities.

Financial Statements, page 31

Statements of Cash Flows, page F-5

2. We reviewed your response to comment 35 in our letter dated February 15, 2013. We understand that you have elected not to present the constructive receipt of the related party loan and constructive disbursement to pay vendors. Your current presentation and disclosure in Note 4 implies that you are presenting loan proceeds from a shareholder as a cash inflow from operating activities. Please tell us your consideration of labeling the "Proceeds from loan from shareholder" line item in a manner that clarifies that it is a reconciling line item rather than a cash inflow from financing activities and adding clarifying disclosure in Note 4 of the constructive receipt.

Exhibit 5.1

3. We note your response to comment 36 in our letter dated February 15, 2013. As previously requested, please have counsel revise its opinion to consent to being named in the registration statement. Please see Section IV of Staff Legal Bulletin 19, which is available on our website

You may contact Adam Phippen, Staff Accountant, at (202) 551-3336 or Jim Allegretto, Senior Assistant Chief Accountant, at (202) 551-3849, if you have questions regarding comments on the financial statements and related matters. Please contact Jennifer López, Staff Attorney, at (202) 551-3792, Dietrich King, Legal Branch Chief, at (202) 551-3338 or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Dietrich A. King for

Mara L. Ransom
Assistant Director